PETROHAWK ENERGY CORPORATION
1100 Louisiana, Suite 4400
Houston, Texas 77002

January 4, 2005

Via EDGAR Electronic Transmission
and Facsimile: (202) 942-9528

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn: Mr. Jason Wynn

    Re:
    Petrohawk Energy Corporation ("Registrant")
    Form S-3
    File No. 333-120881

Ladies and Gentlemen:

        Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Petrohawk Energy Corporation hereby requests that the Securities and Exchange Commission (the "Commission") take appropriate action to accelerate the effectiveness of the above-referenced Registration Statement on Form S-3, as amended ("Registration Statement"), so that it will become effective Thursday, January 6, 2005, at 5:00 p.m. Eastern Time, or as soon thereafter as practicable.

        Registrant is aware of its respective responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement. Registrant hereby acknowledges that if the Commission or its staff, acting pursuant to delegated authority, declares the Registration Statement effective, such action does not foreclose the Commission from taking any action with respect to the Registration Statement. Registrant also acknowledges that the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement. Furthermore, Registrant acknowledges that it may not assert such action by the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please address any questions or comments with respect to this request to our counsel, Thompson & Knight LLP, by contacting Dallas Parker (telephone: (713) 951-5800; facsimile (832) 397-8110) or, in his absence, William T. Heller IV (telephone: (713) 951-5807; facsimile (832) 397-8071).

Very truly yours,
PETROHAWK ENERGY CORPORATION
	By:	/s/ Shane M. Bayless Shane M. Bayless Chief Financial Officer
cc: Dallas Parker, Esq.